James A. J. Nickolas Senior Vice President and Chief Financial Officer

May 5, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Energy & Transportation
Washington, D.C.  20549

Attention:	Steve Lo
Craig Arakawa

Re:	Martin Marietta Materials, Inc. Form 10-K for the Year Ended December 31, 2020 Filed February 19, 2021 File No. 001-12744

On behalf of Martin Marietta Materials, Inc. (the “Company”), this correspondence responds to the comment of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in your letter dated April 21, 2021 regarding the Company’s Form 10-K for the fiscal year ended December 31, 2020, filed February 19, 2021 (the “2020 Form 10-K”).  The Company’s response to the Staff’s comment is set forth below under “RESPONSE” and corresponds to the comment in the Staff’s letter, which is also included below.

Please note that in both the reviewed filing and in our response below, the Company has provided information related to management’s sensitivity analysis that management believes is helpful to the reader and makes the Company’s financial statements more transparent, but is not indicative of management’s judgment as to the materiality of such information.

COMMENT AND RESPONSE

Form 10-K for the Year Ended December 31, 2020

Management’s Discussion and Analysis
Results of Operations
Mix-Adjusted Average Selling Price, page 45

1.
You report mix-adjusted average selling price as a non-GAAP measure for fiscal 2020 and state that it is calculated by comparing current-period shipments to like-for-like shipments in the comparable period.  You also state that management believes this information is useful to investors. Please clarify the reasons why this measure provides useful information to investors regarding your financial condition and results of operations to comply with Item 10(e)(1)(i)(C) of Regulation S-K and further describe to us how you calculate both reported average selling price and mixed adjusted average selling price, providing an example of how each calculation is performed. In addition, please disclose mix-adjusted average selling price and the corresponding reconciliations for fiscal 2019 or tell us why the presentation of the measure in the prior period is not required.

RESPONSE:

Martin Marietta’s average selling price for its products compared with a prior-period average selling price is a key performance indicator for management, shareholders, potential investors and analysts.  Reported average selling price is a GAAP measure and is calculated by dividing total product revenues for a product line by total shipments.  For example, if total product revenues for a period are $75 million and total shipments are 5 million tons, the reported average selling price is $15.00 per ton.

Changes in average selling price versus a prior period are affected by various factors, including periodic price changes; the mix of products sold; the geographic mix where products are sold; and the percentage of product shipments sold from a producing location versus a distribution terminal, with sales from terminals having a higher selling price that reflects the Company’s freight cost to transport products to such terminal.  All of these factors impact the reported average selling price of products and the period-over-period change.

In connection with the reported average selling price, investors seek to better understand regional and end use differences, as well as management’s ability to impact prices year over year.  The inflation/deflation effect on pricing (the “inflation/deflation effect”) can only be seen if mix impacts are excluded.  Product, geographic and other mix can positively or negatively impact the change in average selling price, which can limit an investor’s ability to evaluate actual price changes when comparing unadjusted period-over-period average selling prices.  For example, it is possible for all products across all regions to experience a price increase while the reported average selling price declines due to a higher proportion of lower-priced volumes in the current period versus the prior period.

Management presents the mix-adjusted average selling price (“mix-adjusted ASP”) and the change versus the prior-period reported average selling price to provide a metric that better isolates the impact of periodic price changes (i.e., the inflation/deflation effect).  The Company developed and first reported the mix-adjusted ASP calculation starting in the third quarter of 2020 to aid in the assessment of price realization.  Furthermore, management believes providing mix-adjusted ASP is useful to investors because both shareholders and analysts have requested that the Company provide this information for their benefit. Mix-adjusted ASP is a non-GAAP measure which is calculated by comparing the average selling price for each product sold at a specific location during the current period to like-for-like shipments in the comparable prior period.  Thus, the calculation only includes shipments of specific product and location combinations which occur in both the current and prior periods.  We note that less than 3% of 2020 and 2019 shipments were excluded in the calculation of 2020 mix-adjusted ASP due to the lack of a like-for-like sale in both periods.  In the Company’s calculation, the price change on like-for-like shipments are weighted based on the percentage of total current-period shipment volumes.  As an example, assume the following sales for two comparable periods:

Current Period
Product	Location	Quantity Sold	Average Selling Price	Extended (Total Sales)
Product 1	Site 1	4	$ 15.00	$ 60.00
Product 2	Site 1	1	$ 14.00	$ 14.00
Product 3	Site 1	2	$ 10.00	$ 20.00

Product 1	Site 2	2	$ 16.00	$ 32.00
Product 2	Site 2	2	$ 14.75	$ 29.50
Product 3	Site 2	4	$ 10.25	$ 41.00
Product 4	Site 2	2	$ 12.00	$ 24.00

Product 3	Site 3	-		$ -
Product 2	Site 3	3	$ 15.75	$ 47.25
Total Volume Sold		20		$ 267.75
Reported ASP				$ 13.39

Prior Period
Product	Location	Quantity Sold	Average Selling Price	Extended (Total Sales)
Product 1	Site 1	6	$ 14.00	$ 84.00
Product 2	Site 1	-	$ 12.75	$ -
Product 3	Site 1	2	$ 8.75	$ 17.50

Product 1	Site 2	2	$ 14.00	$ 28.00
Product 2	Site 2	1	$ 14.75	$ 14.75
Product 3	Site 2	1	$ 10.00	$ 10.00
Product 4	Site 2	3	$ 11.75	$ 35.25

Product 3	Site 3	1	$ 10.00	$ 10.00
Product 2	Site 3	3	$ 15.00	$ 45.00
Total Volume Sold		19		$ 244.50
Reported ASP				$ 12.87

Calculation of Impact from Price Changes
		Current Period	Weighting of	Period-Over-Period	Weighted
Product	Location	Quantity Sold	price change	Pricing Change	Price Change
Product 1	Site 1	4	20%	$1.00	$ 0.20

Product 2	Site 1	1	5%	Excluded as Not Like-For-Like
Product 3	Site 1	2	10%	$1.25	$ 0.12

Product 1	Site 2	2	10%	$2.00	$ 0.20
Product 2	Site 2	2	10%	-	$ -
Product 3	Site 2	4	20%	$0.25	$ 0.05
Product 4	Site 2	2	10%	$0.25	$ 0.03

Product 3	Site 3	-	0%	Excluded as Not Like-For-Like
Product 2	Site 3	3	15%	$0.75	$ 0.11
Total		20	100%		$ 0.71

In this example, the mix-adjusted ASP for the current period is $13.58 per unit (which is the sum of the prior-year reported average selling price of $12.87 and the $0.71 impact of like-for-like price changes calculated above).

In consideration of the Staff’s comment, the Company plans to include disclosure in its future periodic reports about its usage of the non-GAAP mix-adjusted ASP measure similar to the following illustrative disclosure and reconciliation commencing with the Company’s next periodic report after the Staff’s comment letter has been closed:

Mix-adjusted average selling price (mix-adjusted ASP) is a non-GAAP measure that excludes the impact of period-over-period product, geographic and other mix on the average selling price. Mix-adjusted ASP is calculated by comparing current-period shipments to like-for-like shipments in the comparable prior period. Management uses this metric to evaluate the realization of pricing changes and believes this information is useful to investors. The following reconciles reported average selling price to mix-adjusted ASP for the current period and corresponding variance versus the prior period.

	Current Period	Prior Period
Reported average selling price	$13.39	$12.87
Adjustment for impact of product, geographic and other mix	0.19
Mix-adjusted average selling price	$13.58

Reported average selling price variance	4.0%
Mix-adjusted ASP variance	5.5%

The calculation of mix-adjusted ASP and the variance versus the prior period does not adjust the prior-period reported average selling price.  Accordingly, the reported average selling price for 2019 is not adjusted in the metrics presented by the Company in the 2020 Form 10-K.  Further, if comparative mix-adjusted ASP for 2019 and the variance versus the prior period were disclosed, it would be based on the change from 2018 to 2019. Under the SEC’s FAST Act Modernization and Simplification of Regulation S-K amendments, the Company has elected to omit the discussion of the earliest period (2018) presented in the 2020 Form 10-K, as it was included in the Company’s management’s assessment of the financial condition and results of operations in its Form 10-K for the year ended December 31, 2019, filed on February 21, 2020 and incorporated by reference in the 2020 Form 10-K.  Therefore, the Company did not present a mix-adjusted ASP for 2019 and the variance versus 2018.

We appreciate your comment and hope that we have adequately addressed it with the foregoing response. Please feel free to contact me if you would like to discuss any of these matters further.

Very truly yours,

/s/ James A. J. Nickolas

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